Exhibit 99

Explanation of Responses

(1)	In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office is Eleven Madison Avenue, New York, New York 10010.

           The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG"). CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

           CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Issuer. CSFB-USA is the sole member of CSFB LLC. Special Situations Holdings, Inc. – Westbridge, a Delaware corporation ("SPV"), and a wholly owned subsidiary of CSFB LLC, is the holder of record of the shares of Common Stock and the Series B Preferred Stock (as defined below) to which this Form 4 relates.

           CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own securities of the Issuer, and such securities are not reported in this statement. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(2)	The Reporting Person acquired 3,093,999 shares of Common Stock, par value $0.01 per share (the "Common Stock") in connection with the plan of reorganization of the Issuer effective March 24, 1999, which acquisition was disclosed in prior filings with the Securities and Exchange Commission. An additional number of shares of Common Stock were reserved pending the settlement of certain outstanding claims in connection with the plan of reorganization. Upon resolution of certain of these claims 121,351 additional shares of Common Stock were issued to the Reporting Person, for a total beneficial ownership of 3,215,350 shares of Common Stock of the Issuer as of December 31, 2003.

(3)	As of the date of initial issuance of the shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), the conversion price for these securities was $4.88 per share (subject to customary anti-dilution adjustments).

(4)	Pursuant to an Exchange Agreement, dated as of December 31, 2003, among the Issuer, Credit Suisse First Boston Management LLC ("Management LLC"), and SPV (the "Exchange Agreement"), SPV acquired 37,504 shares of Series B Convertible Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") of the Issuer in exchange for all the shares of Series A Preferred Stock, plus all accrued and unpaid dividends thereon, held by it as of that date. The Series B Preferred Stock is automatically convertible at a price per share of $0.85246 (subject to customary anti-dilution adjustments) into 43,995,026 shares of Common Stock upon the receipt of any required regulatory approvals and the approval of an amendment to the Issuer's certificate of incorporation (the "Charter Amendment") to increase the number of authorized shares of Common Stock such that, immediately upon effectiveness of such amendment, there would be sufficient unissued shares of Common Stock to permit the conversion of all of the shares of Series B Preferred Stock into Common Stock. As set forth in above in response (2), in addition to the Series B Preferred Stock, as of December 31, 2003, the Reporting Person beneficially owned 3,215,350 shares of Common Stock. The sum of the 3,215,350 shares of Common Stock already owned by the Reporting person and the 43,995,026 shares of Common Stock into which the Series B Preferred Stock is convertible is 47,210,376.

In connection with the issuance of the new Series B Preferred Stock, the Issuer's board of directors has approved (subject to obtaining the requisite approval of the Company's stockholders) and recommended (with any directors affiliated with the Reporting Person abstaining from such vote), and agreed to take or cause the Issuer to take all steps necessary and appropriate to effect, the convening of a meeting of its stockholders as promptly as practicable, but no later than June 30, 2004, in order to consider and vote upon the approval of the Charter Amendment. SPV and Management LLC have agreed to be present in person or by proxy at the meeting and at any adjournment or postponement thereof and to vote all of their shares of Common Stock in favor of the Charter Amendment.

(5)	The Series B Preferred Stock shall automatically convert only upon the receipt of any required regulatory approvals and the approval of the Charter Amendment. As more fully set forth in response (4) above, the Issuer's Board has agreed to take or cause the Issuer to take all steps necessary and appropriate to effect the convening of a meeting of its stockholders as promptly as practicable, but no later than June 30, 2004, in order to consider and vote upon the approval of the Charter Amendment.

(6)	These securities were issued to SPV in consideration for SPV delivering to the Issuer all of the shares of Series A Preferred Stock held by it as of the date of the Exchange Agreement, plus all accrued and unpaid dividends thereon, which Series A Preferred Stock and accrued and unpaid dividends thereon, represented, as of December 31, 2003, an aggregate consideration of $37,504,000.